Exhibit 99.1

Georgia Farm Bureau Mutual Insurance Company Expands its Relationship with Sapiens by Choosing Its P&C Insurance Platform for North America

The U.S. organization has signed a five-year agreement for continuous implementation and support of the modern P&C digital insurance platform for all product lines.

Holon, Israel and Denver, Colorado – May 31, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that the Georgia Farm Bureau Mutual Insurance Company, the largest domestic Property & Casualty insurer in Georgia with over 490 million in direct written premium, has selected the Sapiens Property and Casualty Insurance Platform for North America and signed a five-year agreement for continuous implementation and support of the platform for all of its product lines. The Georgia Farm Bureau Mutual Insurance Company is a subsidiary of The Georgia Farm Bureau Federation, Georgia's largest voluntary agricultural organization with almost 300,000 member-families

“The Sapiens Property and Casualty Insurance Platform is a modern P&C digital insurance platform that includes policy, billing and claims. With the ability to deploy its offerings as a complete platform, or as standalone modules, Sapiens can address all the needs of North American P&C carriers, across all their lines of business and distribution channels,” said John Pettit, head of the North American P&C Insurance Platform business unit. “Sapiens’ platform is highly configurable and is aimed at allowing IT and business users to introduce new products and changes to processes at unprecedented speeds.”

“We are focused on improving the ease of doing business for insureds and agents and speeding time to market,” said Geri Powell, Georgia Farm Bureau’s executive director of business and strategic development. “Sapiens’ has proven to be a great partner and its new P&C Insurance Software Platform will enable us to be ready to grow by streamlining business process flows throughout the organization.”

Georgia Farm Bureau originally partnered with StoneRiver (now a fully-owned Sapiens’ subsidiary) in 2008 to implement an enterprise insurance suite containing an integrated claims, policy and billing system based on their J-Product suite. Sapiens acquired StoneRiver in early 2017 and continues to strengthen the strategic and long-term partnership with Georgia Farm Bureau.

Georgia Farm Bureau’s experience with StoneRiver and Sapiens’ proven products and personnel led to the decision to implement Sapiens’ next-generation P&C Insurance Software Platform. The “Umbrella” phase of the project, which is comprised of personal, farm and commercial Policy and Billing implementation, is already underway and is based on newly acquired Adaptik products. In parallel, the modern Stream Claims product, which includes homeowners, personal and business auto – will go live later this year.

“The Georgia Farm Bureau-Sapiens partnership continues to strengthen and we look forward to continuing to leverage Sapiens’ products and services to drive greater differentiation in the market,” added Powell. “We are confident that together we can improve Georgia Farm Bureau’s member services via modern and efficient business systems.”

The Sapiens Property and Casualty Insurance Platform is comprised of fully integrated, yet standalone, components: Policy, Billing and Claims (those components are based on the former Adaptik, StoneRiver Stream products, respectively, but have been integrated into a unified platform).

The mature platform is cloud and API-based, and features a strong core, advanced analytics and data enablement capabilities, plus full digital engagement capabilities.

Sapiens is also integrating its Sapiens Reinsurance solution into the platform.

About Georgia Farm Bureau

Formed in 1937 by 50 farmers, the Georgia Farm Bureau Federation is Georgia's largest voluntary agricultural organization, with almost 300,000 member-families. It is an independent, non-governmental organization with a strong grassroots network of 159 county offices throughout the state. Since its inception, the primary, ongoing goal of Farm Bureau is to be a united voice in the legislative arena, to promote farm markets and to provide leadership to Georgia's agricultural community. Farm Bureau is local, state, national and international in scope and influence.

The Federation organized the Georgia Farm Bureau Mutual Insurance Company in 1959 as a “multi-line” property and casualty insurance company to provide needed insurance services that would be available to members only. Throughout its history, the primary focus of the Company has been to provide the best possible coverage to members and to help build and maintain the Georgia Farm Bureau as an organization. As a mutual insurance company, The Company is owned by its policyholders, who are required to be members of Georgia Farm Bureau. For more information: http://www.gfbinsurance.com.

About Sapiens

Sapiens International Corporation is a leading and global software provider for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com